08020273

EURO CAPITAL
Incorporated

January 5, 2008

1-A/A

RECEIVED
JAN - 7 2008
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

RECD S.E.C.
JAN 2008
1086

Ms Susan Reilly
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Tel: 202-551-3236
Fax: 202-772-9206

Re: Euro Capital Inc.
Form 1-A Offering Statement
File No. 24-10199
Filed December 17, 2007

Dear Ms. Reilly:

We apologize for not responding sooner, we were out for two week holiday.

We submit this statement to our Form 1-A Offering Statement as requested by you to add as may be required.

> This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Should you have additional question, we can be reached by email at ir@euro-capital.us or tel/fax 484-726-4866 or cell 972-832-1156.

Thank you,

John Petros, Director
Euro Capital Incorporated

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

END